UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                EQUITY ONE, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    690113105
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 20, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: David Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  3,134,419 shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 3,134,419 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 3,134,419 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.86%

14   TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Moshe Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  3,134,419 shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 3,134,419 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 3,134,419 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.86%

14   TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Aviram Wertheim
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  3,134,419 shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 3,134,419 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 3,134,419 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.86%

14   TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Nathan Hetz
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  3,134,419 shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 3,134,419 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 3,134,419 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.86%

14   TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1    NAME OF REPORTING PERSON: Klara Hetz
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [ ]
                                                          (b)      [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  BK, HC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF        7    SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  3,134,419 shares of Common Stock
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 3,134,419 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 3,134,419 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.86%

14   TYPE OF REPORTING PERSON: IN

     This Amendment No. 4 to the Statement on Schedule 13D dated October 17, 2000 is being filed to report a change in the source of funds for the acquisition of 650,000 shares of common stock, $0.01 par value (the "Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer") from the Issuer by AH Investments US, L.P., a Delaware Limited Partnership ("AH Investments") on September 14, 2001.

Item 3. Source and Amount of Funds or Other Consideration

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     On September 14, 2001 AH Investments exercised warrants to purchase 650,000 shares of Common Stock of the Issuer in a private transaction. The purchase price of $7,068,750 was funded from the working capital of Alony Hetz Properties and Investments Ltd. ("AHPI"), the parent of AH Investments.

     On December 20, 2001 AH Investments entered into an agreement with Bank Leumi le-Israel B.M. (the "Bank") to replace a portion of the funds advanced by AHPI for the purchase of the Common Stock. The Bank provided $4,325,000 in financing under two credit facilities.

     Pursuant to a commitment letter, letter of undertaking and pledge and security agreement, dated December 20, 2001 (collectively the "Credit Agreement"), the Bank agreed to provide up to $5,000,000 in financing to AH Investments. The financing is divided into two separate credit facilities, Credit A and Credit B.

     Credit A in the amount of $3,750,000 was drawn down in total at the closing. The term of the loan under Credit A is for a period of 20 years and 3 months. The principal amount is payable by means of 61 equal quarterly installments, payable on the last day of each quarter. The first principal payment will be made 60 months after the closing date. Credit A bears annual interest of LIBOR plus 1.50%, payable on the last day of each quarter.

     Credit B provides for a loan facility of up to $1,250,000, and may be drawn down in one or more transactions, provided that at the time of each request the amount advanced under Credit A and the total of the amount advanced under Credit B at the time of such request shall not be in excess of 50% of the value of the Pledged Shares (hereinafter defined). The term of the Credit B facility is 63 months. The principal amount of the funds drawn down under the Credit B facility is payable by means of 21 equal quarterly installments payable on last day of each quarter. The first payment will take place three months from the date of a draw down. Credit B bears annual interest of LIBOR plus 1.50%, payable each quarter.

     Pursuant to a pledge and security agreement (the "Pledge Agreement") dated December 20, 2001, AH Investments pledged to the Bank as collateral all of it rights, title and interest in and to: (i) 650,000 shares of the Issuer ("the
Pledged Shares"); and (ii) subject to the terms and conditions of the Pledge Agreement all proceeds from the Pledged Shares including without limitation dividends and /or other cash paid on, or by reason of the ownership of, the Pledged Shares; and (iii) one of its demand registration rights as that term is defined under the Subscription Agreement between the Issuer and AHPI, dated as of October 4, 2000.

     AH Investments agreed: (i) not to create, incur, assume or suffer to exist any lien, security interest, encumbrance or charge of any kind upon the Pledged Collateral, except liens, security interests, encumbrances or charges in favor of Bank; (ii) not to sell, transfer or otherwise dispose of any Pledged Collateral, except as expressly permitted by the Credit Agreement; (iii) that its tangible equity will not be less than $1,500,000; and (iv) not to allow a change of control in its ownership; and (v) not to effect a merger with another entity without receiving the Bank's prior written consent.

Item 4. Purpose of Transaction

     Not applicable.


Item 5. Interest in Securities of the Issuer

     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The description of the Credit Agreement, the pledge of the Pledged Collateral pursuant to the Credit Agreement set forth in Item 3 of this Statement is hereby incorporated by reference in this Item 6.


Item 7. Material to be filed as Exhibits


Exhibit 1. Joint Filing Agreement has been filed as Exhibit 1 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 2. Power of Attorney dated December 29, 2000 was filed as Exhibit 2 to the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on January 3, 2001 and is hereby incorporated by reference.

Exhibit 3. Subscription Agreement dated October 4, 2000 was filed as Exhibit 2 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 4. Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 was filed as Exhibit 3 to the Statement on
               Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 5. Stockholders Agreement dated October 4, 2000 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. was filed as Exhibit 4 to the Statement on
               Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.


Date:    January 7, 2002



                                                      *
                                       ---------------------------------------
                                                David Wertheim



                                                      *
                                       ---------------------------------------
                                                Moshe Wertheim



                                                      *
                                       ---------------------------------------
                                                Aviram Wertheim



                                                      *
                                       ---------------------------------------
                                                Nathan Hetz



                                                      *
                                       ---------------------------------------
                                                Klara Hetz


                                       *ALONY HETZ PROPERTIES AND
                                        INVESTMENTS LTD.
                                        (Attorney-in-Fact)


                                       By:        /s/Nathan Hetz
                                          ------------------------------------
                                          Nathan Hetz, Chief Executive Officer


                                       By:        /s/Varda Levy
                                          ------------------------------------
                                          Varda Levy, Chief Financial Officer